Exhibit 99.39

For Immediate Release

Novadaq Reports Fiscal 2011 Year-End and Q4-2011 Financial Results

Toronto, Ontario – February 16, 2012—Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time imaging systems for use in the operating room, today announced financial results for its fiscal year and fourth quarter ended December 31, 2011. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

“Last year in collaboration with our partners, LifeCell™ and Intuitive Surgical®, we advanced our goal of becoming a leader in providing imaging technology for surgeons,” said Dr. Arun Menawat, Novadaq’s President and CEO. “In the fourth quarter, we estimate that nearly 8% of breast reconstruction surgeries performed in the U.S. involved the use of SPY Imaging, effectively tripling penetration into our lead application over the period of one year. Exiting 2011, more than 10% of mid-to-large U.S. hospitals were users of Novadaq’s imaging systems.”

“Looking ahead into 2012, we anticipate continued expansion of the SPY Elite and FIREFLY installed bases, increased penetration in breast reconstruction, and launches of new applications including colorectal and vascular surgeries. Novadaq also continues to progress toward a direct launch of our PINPOINT Endoscopic Fluorescence Imaging System in the second half of 2012. “

Fourth Quarter and YE2011 Corporate Highlights

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The company’s main performance metric in 2011 was “system shipments”. In the fourth quarter, Novadaq shipped 150 SPY and FIREFLY Systems. At December 31, 2011, the number of U.S. hospitals with installed SPY and FIREFLY Systems exceeded 300.

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Approximately 175 SPY Systems are in use for breast reconstruction surgery, our lead indication. During the fourth quarter, the average annualized run rate for each of these systems was approximately 50 procedures.

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2,700 SPY procedure kits for open surgical applications were shipped to hospitals during the fourth quarter, representing a 128% increase over the same period in 2010, and a 21% sequential increase compared with Q3-2011. In total, 7,838 SPY procedure kits were shipped to hospitals during 2011, representing a 110% increase compared with 2010.

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In November 2011, Novadaq signed exclusive multi-year sales and marketing agreements with Kinetic Concepts, Inc. for the development and commercialization of SPY technology for wound care applications. Novadaq also expanded its agreements with LifeCell for commercialization of SPY Elite into additional applications including vascular surgery.

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The fourth quarter marked the first publication of articles describing the use of SPY during tibial bypass surgery and treatment of battlefield extremity injuries. This increases the number of SPY publications to 52, including two textbook chapters, which recommend use of SPY in breast reconstruction surgery.

•	Subsequent to year-end, Novadaq named MAQUET Cardiovascular as the exclusive U.S. distributor of Novadaq’s CO2 Heart Laser products.

Financial Highlights

•	Revenues in the fourth quarter totaled $5.0 million, a 119% increase compared with $2.3 million in the same period in 2010.

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Revenues for the 2011 fiscal year totaled $15.3 million, a 10% increase compared with $13.9 million in 2010. Excluding a one-time milestone payment of $3.9 million recognized in 2010, the year-over-year revenue increase would have been 53%. SPY product sales to hospitals grew at a substantially faster rate. During 2011, revenues reported by the Company represented only Novadaq’s share of end user sales, which were paid to the Company by its partners. During the first 9 months of 2010, Novadaq sold SPY products directly and, as such, Novadaq recognized all of the revenues from sales to hospitals during that period.

•	Fourth quarter recurring revenues from our SPY and TMR businesses totaled $2.4 million, representing growth of 67% compared with the same period in 2010.

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Operating burn (cash used in operating activities before changes in working capital) was close to break-even at $0.03 million in the fourth quarter. This compares with operating burn of $2.39 million for the same period in 2010, and $0.45 million in Q3-2011. Working capital consumed $1.45 million during the fourth quarter before the impact of a licensing payment, and $2.15 million was invested, including $1.81 million to build the SPY Elite installed base.

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Novadaq ended the fourth quarter with $9.6 million cash. The company expects to receive up to $4 million in milestone payments from its existing agreements during the next two years, and we have received an asset-based loan offer from the Royal Bank of Canada, subject to various approvals, to increase our debt facility limit to $5.5 million from $2.5 million.

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, February 16, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on March 16, 2012 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 388170 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company’s SPY® Imaging core technology enables surgeons to visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess the quality of blood perfusion in tissue, without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY Imaging during complex surgery leads to fewer post-operative complications and lower hospital costs. The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use during a variety of open surgical applications. The endoscopic version of SPY, which will be marketed under the brand name PINPOINT™, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets where SPY technology has been demonstrated to improve clinical outcomes in open, minimally invasive and robotic surgery applications. Novadaq’s first alliance that integrates SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System offered by Intuitive Surgical®, Inc., received FDA 510(k) clearance in February 2011. In September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgeries. In November 30, 2011, Novadaq signed exclusive, multi-year sales and marketing agreements with Kinetic Concepts, Inc., for wound care applications and extended its agreement with LifeCell for the commercialization of the SPY System into vascular surgery. The SPY Imaging System for cardiac applications is marketed directly, whereas the CO2 Heart Laser™ for TMR is distributed by MAQUET Cardiovascular. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCellTM Corporation is a business unit and trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

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Investor and Media Relations Contacts

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars)

	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	9,633,608	5,597,407
Accounts receivable	2,018,782	1,434,964
Prepaid expenses and other	829,625	1,193,423
Inventories	1,755,729	778,984
Non-current assets
Available-for-sale financial instruments	—	—
Property and equipment	6,034,674	1,202,468
Prepaid expenses and other	—	144,456
Deferred taxes	248,640	—
Other intangible assets	2,272,434	1,968,483

Total Assets	22,793,492	12,320,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	2,474,021	2,913,979
Provisions	41,300	19,520
Income taxes payable	11,973	24,066
Deferred revenue	396,859	549,865
Deferred license revenue	1,300,000	800,000
Deferred license and development revenue	—	—
Repayable government assistance	197,760	507,675
`
Non-current liabilities
Deferred tax liabilities	248,640	—
Convertible debentures	4,223,454	3,891,753
Deferred revenue	188,883	190,609
Deferred license revenue	4,591,666	2,933,333
Repayable government assistance	214,402	—
Shareholder warrants	8,278,105	1,276,464

Total Liabilities	22,167,063	13,107,264

Shareholders’ Equity
Share capital	98,695,023	87,897,555
Contributed surplus	6,772,298	5,985,190
Equity component of convertible debentures	1,454,353	1,968,395
Deficit	(106,295,245)	(96,638,219)

Total Shareholders’ Equity	626,429	(787,079)

Total Liabilities and Shareholders’ Equity	22,793,492	12,320,185

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Product sales	4,404,981	1,809,988	12,925,953	8,355,273
Royalty revenue	116,797	—	395,398	—
Milestone revenue	241,667	—	—	3,958,737
Deferred partnership fee revenue	—	200,000	841,667	266,667
Service revenue	231,632	266,029	1,129,423	1,290,644

Total revenues	4,995,077	2,276,017	15,292,441	13,871,321
Cost of sales	2,072,642	1,249,878	6,634,206	5,534,087

Gross margin	2,922,435	1,026,139	8,658,235	8,337,234

Selling and distribution costs	1,348,328	1,380,978	5,375,612	7,067,288
Research and development expenses	1,185,349	1,563,379	4,610,694	4,915,669
Administrative expenses	1,194,632	1,119,148	4,550,971	4,070,693
Write-down of intangible assets	—	—	—	4,828,605
Write-down of equipment	—	—	314,213	—
Write-down of inventory	(95)	—	15,287	426,600

Total operating expenses	3,728,214	4,063,505	14,866,777	21,308,855

Loss from operations	(805,779)	(3,037,366)	(6,208,542)	(12,971,621)

Finance costs	(169,895)	(165,489)	(679,069)	(643,100)
Finance income	1,841	4,650	15,421	16,099
Warrants revaluation adjustment	(1,029,310)	51,763	(3,306,128)	(463,697)
Gain (loss) on investment	—	—	25,000	(125,000)

Loss and comprehensive loss for the period	(2,003,143)	(3,146,442)	(10,153,328)	(14,187,319)

Basic and diluted loss and comprehensive loss per share for the period	(0.05)	(0.11)	(0.32)	(0.52)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
OPERATING ACTIVITIES
Loss for the period	(2,003,153)	(3,146,442)	(10,153,328)	(14,187,319)
Items not affecting cash
Depreciation and impairment of property and equipment	331,761	199,307	1,050,929	884,869
Amortization and impairment of intangible assets	294,752	330,055	1,119,691	881,672
Impairment of investment	—	—	—	125,000
Redemption of investment	—	—	(25,000)	—
Stock option compensation	212,315	183,482	876,767	786,578
Finance costs, including imputed interest on convertible debentures	100,875	94,404	398,448	364,053
Write-down of intangible assets	—	—	—	4,828,605
Write-down of equipment	—	—	314,213	—

Write-down of inventory	(95)	—	15,287	426,600
Warrants revaluation adjustment	1,029,310	(51,763)	3,306,128	463,697

	(34,235)	(2,390,957)	(3,096,865)	(5,426,245)

Changes in working capital
Increase in deferred revenue	2,679,368	834,092	2,003,601	340,993
Increase in accounts receivable	(85,114)	221,259	(583,818)	(36,371)
Increase in inventories	(80,005)	(216,284)	(992,032)	(188,315)
Decrease in accounts payable	(1,222,116)	(165,354)	(588,099)	(113,761)
Decrease (increase) in prepaid expenses and other	261,516	(1,230,548)	259,614	1,038,973

Net change in non-cash working capital balances related to operations	1,553,649	(556,835)	99,266	1,041,519

Cash used in operating activities	1,519,414	(2,947,792)	(2,997,599)	(4,384,726)

INVESTING ACTIVITIES
Purchase of property and equipment	(2,145,876)	(194,848)	(6,197,348)	(324,784)
Purchase of TMR business	—	—	(1,000,000)	—
Redemptions of long-term investment	—	—	25,000	25,000

Cash used in investing activities	(2,145,876)	(194,848)	(7,172,348)	(299,784)

FINANCING ACTIVITIES
Issuance of common shares and warrants	—	—	15,273,401	8,121,337
Transaction costs of common shares and warrants	—	—	(998,207)	(511,180)
Options exercised	2,500	4,880	42,664	39,964
National Research Council loan repayments	(73,765)	—	(95,513)	—

	(71,265)	4,880	14,222,345	7,650,121

Cash provided by financing activities
Net increase in cash and cash equivalents	(697,727)	(3,137,760)	4,052,398	2,965,611
Net foreign exchange difference	27,587	64,580	(16,197)	106,838
Cash and cash equivalents at January 1	10,303,748	8,670,587	5,597,407	2,524,958

Cash and cash equivalents at December 31	9,633,608	5,597,407	9,633,608	5,597,407